                                                                   Exhibit 20.1
                                                                  PRESS RELEASE


           TAVA TECHNOLOGIES, INC. ANNOUNCES YEAR END RESULTS FOR 1998

September 23, 1998 - TAVA Technologies, Inc., (NASDAQ: TAVA) Denver, Colorado, a leading provider of automation and information technology solutions to industry, announced results for its fiscal year and fourth quarter ending June 30, 1998.

Revenues for the year increased 31% to a record $48,363,000 from $36,843,000 recorded in 1997. Gross profit increased by 51% to $18,953,000 or 39.2% of revenue from $12,521,000 (34.0%) in 1997. Earnings before interest, taxes, depreciation and amortization were $2,778,000 for the year compared with a negative $71,000 in 1997. The Company recorded a net loss of applicable to common shareholders of $310,000 ($.02 per share) compared to a loss of $2,750,000 ($.31 per share) for 1997.

Revenues for the fourth quarter increased 56% to a record $14,893,000 from $9,556,000 recorded in the fourth quarter of 1997. The Company recorded net income for the fourth quarter of $605,000 ($.03 per share) compared to a fourth quarter loss of $ 3,234,000 in 1997. Earnings before taxes, interest, depreciation and amortization were $1,759,000 for the quarter.

John Jenkins, CEO stated "We expect the solid trends of growth and general improvement in our business to continue and accelerate. Revenue growth from our third to fourth quarter; 1998 was 28%; earnings before interest taxes and depreciation were up nearly 82% and earnings per share tripled

He added, "Our annual revenues included a $14,390,000 contribution from our Y2k products and services, of that total, $4,129,000 was product sales and license fees in the fourth quarter. We expect significant additional growth from this sector in 1999."

Doug Kelsall, CFO added, "The Company's balance sheet has improved dramatically from one year ago. Working capital at June 30, 1998 was $17,605,000 as compared to $168,000 in 1997."

Kelsall added, "Gross margin as recorded for the quarter and year includes the effect of modifications in overhead allocation methods that were made to reflect changes in corporate and operating structure. The effect of these changes was to reduce recorded G&A and increase costs of sales. Before including the effect of these changes, Q4 gross margin was computed at 51% of revenue, a 48% increase in gross profit on Q3 1998. These modifications have no effect on EBITDA , net income or EPS."

As a general update to the Company's activity, Jenkins, provided the following:

"The Company's business and  performance continues to grow and improve.

Currently active projects across the organization total more than 500 with approximately 240 those Y2k related. The Company is currently active in Y2k work at more than 300 sites around the world.

Headcount at the end of August totaled approximately 520. This is up from 380 in March.

The Company booked $62,000,000 of new orders in its fiscal 1998. This provides an opening backlog for 1999 of more than $24,000,000. As we have explained previously, booked order values for Y2k generally include only estimates of products and services included in the inventory and assessment stage of a project. As we extend into remediation work with a client, this is done either as an extension and expansion of the original contract or a new contract.

As previously announced, our bookings for Y2k business increased sharply at the very end of our fourth quarter. We expect that bookings for Q1/99 will track at or above the rate of Q4.

In spite of the late arrival of many of the orders in Q4, we posted a 28% increase in revenue, Q4 over Q3 and believe that we should see an accelerated revenue increase from Q4 to Q1.

The total number of sites covered by Y2k specific contracts or master consulting agreements has now climbed to approximately 4000. While the Company does not expect to provide products and services to all these sites, it does expect to address a substantial number of these, and of course those from future bookings.

Eleven of the Company's clients are now engaged in some remediation activity, with others very close to that stage. For current clients that have progressed far enough in assessment for us to make a reasoned calculation, we estimate the total costs of those remediation projects at more than $150,000,000. It is clear that all clients will not complete their remediation projects prior to December 31, 1999. We do not expect that the Company will execute all of the estimated remediation project activity.

The Company continues to experience core business opportunity growth from its Y2k activity. As an example, at one particular client, TAVA had previously done work in 10 of their facilities in the U.S. We now forecast that in the course of the next 14 months, we will work in between 100 and 150 of their U.S. facilities. All of these facilities are potential purchasers of TAVA's non-Y2k products and services. This example is repeated many times across the scope of our Y2k business base.

Given the general late start in addressing the embedded system issue, most of our Y2k clients are confining current spending to Y2k projects until they better understand the scope. That said, we have already booked non-Y2k business with some new Y2k clients and have clear indications from many that they see TAVA clearly as a supplier beyond year 2000.

The content and quality of our database information continues to be a major competitive advantage for us. In addition, it has positioned us to address rapidly additional leverage opportunities such as addressed below very rapidly.

We added more than 10,000 items to our database in Q4, which now stands at approximately 40,000 items. Our research capacity is now operating at a rate of approximately 1000 new items per week. The "hit rate" on client inventories continues to climb now that the fourth quarter surge of orders has been processed.

In Q4, client inventory items processed through our Y2k compliance database numbered more than 55,000 resulting in approximately 20,000 billable database reports after reduction for unique items. As an indication of the sharp ramp in demand, we expect to process nearly 80,000 client inventory items and generate more than 35,000 billable database reports in Q1.

The Company issued more than 200 licenses in Q4/99. This figure includes multiple licenses to a number of clients.

The Company's position in the utility market through TAVA/Beck, LLC is also growing rapidly. While there was no material contribution from the venture in Q4/99, we expect a solid positive financial contribution in Q1. This will be in the form of an equity change given the structure of the deal.

The Company's licensee Colorado Med Tech is also having increasing success in the health care industry. We expect that contribution from license revenues will begin in our second quarter.

The Company's alliance and solution provider partner programs continue to expand in scope and impact. The Company recently signed a solution provider partner agreement with Unisys. Unisys and TAVA are teamed on a Y2k engagement with a major domestic airline. The Unisys agreement has generated significant early positive response, particularly from their international operations.

The Company also recently executed a business partner agreement with the IBM Greater China Group. IBM will market TAVA's PlantY2kOne products and services for resale and will be using the product to address the non-IT portion of its own Y2k business.

Earnings Recap:
(Numbers are in $000's, except per share amounts)


                                               Quarter          Quarter            Year             Year
                                                Ending           Ending           Ending           Ending
                                             June 30, 1998    June 30, 1997     June 30, 1998   June 30, 1997
                                             -------------    -------------     -------------   -------------

Revenue                                      $     14,893     $      9,556      $      48,363   $      36,843
Cost of Sales                                       8,318            6,592             29,410          24,322
-------------------------------------------------------------------------------------------------------------
Gross Margins                                       6,575            2,964             18,953          12,521

SG&A                                                4,884            5,054             16,360          12,546
Amort of Goodwill & Cap Sftwr + Depr.                 967              773              2,382           1,582
-------------------------------------------------------------------------------------------------------------
Total Expenses                                      5,851            5,827             18,742          14,128

Other Income ( Expenses)                             (119)            (361)              (461)         (1,080)
--------------------------------------------------------------------------------------------------------------
Net Income (loss)                           $         605     $     (3,224)     $        (250)  $      (2,735)
Net Income (loss) applicable to comn shldr.           605           (3,239)              (310)         (2,750)

Per share -basic                                     0.03            (0.28)             (0.02)          (0.31)
Per share - diluted                                  0.03            (0.28)             (0.02)          (0.31)
Weighted average shares - basic                21,471,000       11,532,000         18,356,000       8,882,000
Weighted average shares - diluted              23,194,000       11,532,000         18,356,000       8,882,000
EBITDA                                      $       1,759     $     (2,133)     $       2,778   $         (71)


Balance Sheet Info:                             June 30, 1998


Assets                                                         Liabilities and Equity
-------                                                        -----------------------

Cash                                    $   4,993               Total Current Liabilities   $     10,260
Other Current                              22,872               Long Term Liabilities              5,589
Total Current assets                       27,865               Total Liabilities                 15,847
Other Assets                               16,316               Shareholder's Equity              28,333
---------------------------------------------------------------------------------------------------------
                                                                Total Liabilities and
Total Assets                            $  44,181               Shareholder's Equity        $     44,181

Working Capital                         $  17,605

Statements made in this Press Release that are not historical or current facts are "forward looking statements" made pursuant to the safe harbor provisions of federal securities laws. Forward-looking statements represent management's best judgment as to what may occur in the future, but are subject to certain risks and uncertainties that could cause actual results and events to differ materially from those presently anticipated or projected. Such factors include adverse economic conditions, entry of new and stronger competitors, inadequate capital, unexpected costs, failure to integrate operations of recently acquired subsidiaries and failure to capitalize upon access of new clientele. Specific risks and uncertainties which may affect forward-looking statements about the Company's Plant Y2K One(TM) business and prospects include the possibility that a competitor will develop a more comprehensive or less expensive Y2K solution, and delays in market awareness of Tava and its product and service solutions. These factors and others are discussed in the "Management's Discussion and Analysis" section of the Company's most recent Annual Report on Form 10-KSB, to which reference should be made.

CONTACTS:                                      Investor Relations
TAVA Technologies, Inc.                        Pacific Consulting Group, Inc.
John Jenkins, CEO                              Scott Liolios
Doug Kelsall, CFO                              Telephone (949) 574-3860
Telephone (303) 771-9794

Media:
Barnhardt/CMI Public Relations
Margaret Ebeling
(303) 626-7200